

July 17, 2013

Via E-mail
Sam Hanhui Sun
Chief Financial Officer
Qunar Cayman Islands Limited

17th Floor, Viva Plaza, Building 18, Yard 29,
Suzhou Street, Haidian District
Beijing 100080
The People's Republic of China

> **Re:** **Qunar Cayman Islands Limited**
> **Amendment No. 2 to**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted July 5, 2013**
> **CIK No. 0001551060**

Dear Mr. Sun:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

We will be a "controlled company" within the meaning of . . ., page 53

1. Please replace the vague term "certain" with substantive disclosure specifying the home country corporate governance practices you plan to follow in reliance on NYSE or NASDAQ exemptions.

13. Redeemable ordinary shares, page F-35

2. We note your response to comment 11 in our letter dated June 24, 2013 and the revised disclosures. In that regard, tell us the business purpose of the modification of the

employee vested options since you disclose the after modification fair value of the options along with the cash payment was lower than their immediate before modification fair value. In addition, we remain unclear regarding your disclosures that the entire cash payment amount was charged within consolidated statements of changes in shareholders' equity. It appears only the excess between the before and after modification fair value amounts should have been charged to equity rather than the entire amount. Please explain your accounting or revise.

16. Share-based compensation, page F-38

Early exercise of share options on December 31, 2010 and January 2, 2012, page F-38

Modification of the Plan on June 22, 2011, page F-40

3. We read your responses to comment 12 in our letter dated June 24, 2013 and the related revised disclosures with respect to your accounting for the unvested options modification. In that regard, we remain uncertain that ASC 718-20-35-3 allows you to bifurcate the liability and equity components based on their relative fair values upon modification. In addition, we are unclear about your GAAP basis behind comparing the fair value of the modified liability portion of the award to the grant date fair value of that portion of the award for the service period that has elapsed in computing the compensation expenses. We continue to believe you would compare the before modification fair value of the award (current fair value immediately before modification) to the after modification fair value of award (including both liability and equity components) rather than the grant date fair value in determining the amount of the compensation expenses pursuant to ASC 718-20-35-3a. Please support the GAAP basis for your accounting, or revise. Further, tell us what the effect would have been on your financial statements had you not bifurcated the liability and equity components.

7. Income taxes, page F-58

4. Tell us why your use of negative effective tax rate of 81.5% is appropriate for the interim period ended March 31, 2013. Please provide further disclosure of the facts and circumstances leading to the permanent adjustment to deemed revenues which results in the change in effective tax rate to negative 81.5% for 2013. Your disclosure of the adjustment triggering an increase in income tax expense is inconsistent with the disclosure of negative effective tax rate of 81.5%. Please provide your full accounting analysis supporting the income tax benefit you recorded during the interim period ended March 31, 2013.

12. Share-based compensation, page F-61

Modification, page F-61

5. Refer to your disclosure, "[o]n January 26, 2013, the Board of Directors waived the performance conditions in relation to the performance based options granted on March 6, 2012 and approved that 450,000 options, representing 90% of the options previously granted would commence vesting based on the original vesting schedule. In accordance with ASC 718, the Company accounted for the waiver of the performance conditions as a modification. As the original vesting conditions were not satisfied, the grant-date fair value of the original award was ignored and the fair value of the award measured at the modification date is recognized starting from the modification date. The share-based compensation expense recognized for the modified award for the three months ended March 31, 2013 was RMB309 (US$50)." Provide to us your accounting analysis for this modification and explain to us why you ignored the original fair value of the award. Refer to FASB ASC 718-20-55-116.

6. We note from the disclosures to the interim financial statements that the Company has made share-based compensation grants during the most recent interim period. With regard to the valuation of these share-based compensation grants, please tell us and revise MD&A to indicate whether the valuation of these stock-based compensation grants was made based upon a contemporaneous or retrospective valuation and indicate whether an unrelated valuation specialist was used in valuing the share-based compensation grants. Also, if the valuation of share-based compensation grants during the most recent interim period preceding the expected public offering was based on a retrospective valuation, or a valuation performed by a related party, please revise MD&A to include the following disclosures with respect to the company's stock-based compensation grants:

    * A discussion of the significant factors, assumptions, and methodologies used in determining the fair value.

    * A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and (1) the estimated public offering price, or (2) if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the initial public offering, the fair value as determined by that valuation.

    * The valuation alternative selected by management and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

    Refer to the disclosure guidance outlined within the AICPA Audit and Accounting Practice Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

14. Commitments and contingencies, page F-62

Loss Contingencies, page F-63

7. Refer to your disclosure, "[w]ith respect to display advertising services, the Company, as an industry practice in the PRC, regularly provides such services at a discount to its standard rates. These discounts are in the form of free advertising elements, of which the duration and other terms of services are specified as part of the revenue contract. The value-added tax pilot program replaced the business tax rules for advertising services in Beijing effective from September 1, 2012. There are uncertainties under the current value-added tax rules as to whether these free elements should constitute deemed services in addition to the chargeable elements rather than discounts to the overall revenue arrangements for tax purposes and thus be subject to value-added tax at the standard rates of services. The Company currently considers that such free elements do not give rise to deemed services for value-added tax purposes and the value-add tax for a revenue contract is calculated based on the total consideration for the overall arrangements. The rules related to the value-added tax pilot program are still evolving and the timing of the promulgation of the final tax rules or related interpretation is uncertain. The estimated amount for this contingency up to March 31, 2013 was RMB5,287 (US$851)." Please note that when a loss contingency exists, ASC 450-20-25-1 contemplates an assessment as to whether the loss is probable, reasonably possible or remote. In light of the existence of a loss contingency for this matter, please tell us whether you have recorded the estimated contingency amount and disclose any reasonable possible loss or range of loss exceeding that amount, as appropriate.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Robert Babula, Staff Accountant at (202) 551-3339 or Andrew Mew, Accounting Branch Chief at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Dietrich King, Legal Branch Chief at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Li He, Esq.
       Liang Tao, Esq.
       Davis Polk & Wardwell LLP